SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 -------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                          (Amendment No. __________) 1


                              Dollar General Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    256669102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



        Check the  appropriate  box to designate the rule pursuant to which this
Schedule is filed:

                 /X/ Rule 13d-1(b)

                 / / Rule 13d-1(c)

                 / / Rule 13d-1(d)



------------------------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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 CUSIP No. 256669102                 13G       Page 2 of 5 Pages
-----------------------------                 ----------------------------------


================================================================================
  1.    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
        W.P. Stewart & Co., Ltd.    Tax I.D. # -- not applicable
--------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                       (b) / /

--------------------------------------------------------------------------------
  3.    SEC USE ONLY


--------------------------------------------------------------------------------
  4.    CITIZENSHIP OR PLACE OF ORGANIZATION

        Hamilton, Bermuda
--------------------------------------------------------------------------------
NUMBER OF
SHARES            5.      SOLE VOTING POWER

                          23,985,000
                ----------------------------------------------------------------
BENEFICIALLY
OWNED BY          6.      SHARED VOTING POWER
                          None
                ----------------------------------------------------------------
EACH
REPORTING         7.      SOLE DISPOSITIVE POWER
                          23,985,000
                ----------------------------------------------------------------
PERSON
WITH              8.      SHARED DISPOSITIVE POWER
                          None
--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        23,985,000
--------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                     / /

--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        11.44%
--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*

        Investment Adviser
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                 ----------------------------------
 CUSIP No. 256669102                 13G       Page 3 of 5 Pages
-----------------------------                 ----------------------------------

ITEM 1(a).      NAME OF ISSUER:

                Dollar General Corp.
                ----------------------------------------------------------------

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                104 Woodmont Blvd. Nashville, TN 37205
                ----------------------------------------------------------------

ITEM 2(a).      NAME OF PERSON FILING:

                W.P. Stewart & Co., Ltd.
                ----------------------------------------------------------------


ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                129 Front Street Hamilton HM 12 Bermuda
                ----------------------------------------------------------------

ITEM 2(c).      CITIZENSHIP.

                Bermudian
                ----------------------------------------------------------------

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

                Common Stock
                ----------------------------------------------------------------

ITEM 2(e).      CUSIP NUMBER:

                256669102
                ----------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

               (e)  /x/  Investment adviser in accordance with
                         Rule 13d-1(b)(1)(ii)(E),

ITEM 4.         OWNERSHIP.

                Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                (a)     Amount beneficially owned:

                23,985,000
                ----------------------------------------------------------------

                (b)     Percent of class:

                11.44%
                ----------------------------------------------------------------


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-----------------------------                 ----------------------------------
 CUSIP No. 256669102                 13G       Page 4 of 5 Pages
-----------------------------                 ----------------------------------

(c) Number of shares as to which such person has:

     (i)     Sole power to vote or to direct the vote 23,985,000
                                                      --------------------------

     (ii)    Shared power to vote or to direct the vote      none
                                                        ------------------------

     (iii)   Sole power to dispose or to direct the disposition of 23,985,000
                                                                   -------------

     (iv)    Shared power to dispose or to direct the disposition of none
                                                                     -----------
---------

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

             "Not applicable"


ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             W.P. Stewart & Co., Ltd. ("WPSL") may be deemed to be a beneficial owner of the securities reflected herein for purposes of Rule 13(d) as a result of its power to make investment decisions with respect to such securities on behalf of many unrelated investment advisory clients of the firm. However, WPSL does not have any economic interest in the portfolio securities of such clients, who are the owners of such securities and have the sole right to receive and to direct the receipt of dividends from, or the proceeds from any sale of, such securities. No client of WPSL has a greater than five percent interest in the class of securities of the issuer reported herein.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             Not applicable.


ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             Not applicable.


ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.

             Not applicable.


ITEM 10.     CERTIFICATION.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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 CUSIP No. 256669102                 13G       Page 5 of 5 Pages
-----------------------------                 ----------------------------------
                                   SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                         2/5/99
                                        ----------------------------------------
                                                         (Date)


                                                     /s/ LISA D. LEVEY
                                        ----------------------------------------
                                                      (Signature)


                                             Lisa D. Levey - General Counsel
                                        ----------------------------------------
                                                     (Name/Title)